September 16, 2005



Mr. Roland M. Larsen
President & CEO
Royal Standard Minerals, Inc.
3258 Mob Neck Road
Heathsville, VA  22743

	Re:	Royal Standard Minerals, Inc.
		Form 20-F for the Fiscal Year Ended January 31, 2005
Filed July 21, 2005
		File No. 000-28980


Dear Mr. Larsen:

      We have reviewed your Form 20-F for the Fiscal Year Ended January 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended January 31, 2005

Item 15. Controls and Procedures, page 39

1. Please revise to state whether your disclosure controls and procedures were effective as of the end of the reporting period covered by your report.


Auditors` Report

2. Please include an accountants` report in your Form 20-F for the year ended January 31, 2003.

3. We note that your audit report was signed by an audit firm based in
Toronto, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States, in light of the facts that the majority of your assets are located within, the majority of your expenses are
derived within, and your corporate offices are located in the
United
States.  In accordance with Article 2 of Regulation S-X, we
believe
that the audit report of a registrant (that is not a foreign private
issuer) should ordinarily be rendered by an auditor licensed in the
United States. Further guidance may be found in Section 5.K of "International Reporting and Disclosure Issues in the Division of Corporation Finance" on the Commission`s website at: http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm
..
Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.

Certifications, page 58

4. Please conform your Rule 13a-14(a)/15d-14(a) certifications to the certifications set forth in the Instructions as to the Exhibits, exhibit 12, of Form 20-F.

Engineering comments

General

5. For the property, provide the disclosures required by Industry
Guide 7 (b).  In particular, provide:

* The location, means of access to the property, and transportation from the property;

* Any conditions that must be met in order to obtain or retain title to the property;

* A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

* A description of any work completed on the property and its` present condition;

* The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

* Provide a description of equipment and other infrastructure facilities;

* The current state of exploration of the property;

* The total cost of the property has incurred to date and planned future costs;

* The source of power and water that can be utilized at the property;
and

* If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Refer to Industry Guide 7 (b) (1)-(5) for specific guidance.
Industry
Guide 7 can be reviewed on the Internet at http://www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7.

Pinson and Railroad Projects-Carlin Trend South, page 12

6. The bulk minable deposits and geologic mineral inventory
described
in the third paragraph of this section do not conform to industry Guide 7. For Canadian companies, reserve and resource estimates must conform to National Instrument 43-101 to be granted the exception under Industry Guide 7, Instruction 3 to Paragraph (b)(5), otherwise the disclosures must conform Industry Guide 7.  Resources should only
be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of
copper.   Revise the filing accordingly.

7. The fifth paragraph of this section refers to mines and other mineral properties that exist in the area of the company`s property.
This may allow investors to infer that the property may have commercial mineralization, because of its proximity to these mines and properties. Remove information about mines, prospects, or companies operating in or near to the property from the entire filing.
Focus
the disclosure on the company`s property.


Fondaway Canyon Project, page 14

8. We assume that the reference in the second paragraph of this section to a technical report filed with the SEC relates to the Form
6-K received on February 4, 2004. Industry Guide 7 specifically prohibits the filing of such reports. Furthermore, reports submitted under Form 6-K are not deemed as filed for the purposes of Section
18
of the Securities Exchange Act of 1934. Remove all references to technical reports filed with the SEC.

9. It is very important to clearly distinguish between "Reserves," which have a clearly defined technical, legal, and economic meaning, and "Non-reserve" mineralization that may or may never be mined at a profit for various reasons. In addition, within a "Non-Reserve" section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives. Resources should only be reported as "in place" tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and
Indicated Resources.
This section uses the terms "measured" and "indicated resources." We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.


Before the Inferred Resource table, insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Inferred
Resources.
This section uses the term "inferred resources." We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an
Inferred Mineral Resource will ever be upgraded to a higher category.
Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

10. Mineral resources must have "reasonable prospects for economic extraction." This means that any reportable "resource" estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization. Disclose the cutoff grade used to delimit the tonnage estimates. Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions. The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average. Or if the resource estimates are not based on economic cutoffs, remove the estimates.

Como district, page 15

11. The third paragraph of this section refers to chip sample grades up to 4.86 OPT. This high grading of the data set does not make a balanced presentation. As a general checklist, when reporting the results of sampling and chemical analyses:

* Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

* Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.

* Eliminate all disclosure of the highest values or grades of sample sets.

* Eliminate grades disclosed as "up to" or "as high as."

* Eliminate statements containing grade and/or sample-width ranges.

* Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

* Generally, use tables to improve readability of sample and drilling data.

* Soil samples may be disclosed as a weighted average value over an area.

* Refrain from reporting single soil sample values.

* Convert all ppb quantities to ppm quantities for disclosure.

Revise the text accordingly.

Note 15. Differences between Canadian GAAP and US GAAP, page 17

12. You state that you would be characterized as a "development stage enterprise", which is a phrase commonly used in financial statements in other industries. Under Industry Guide 7, mineral exploration companies in the exploration stage may not call themselves "development stage companies." Please revise your characterization to be an "exploration stage company". Refer to www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm under section
F
(10) titled "Issues in the Extractive Industry," for further guidance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.



We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or April Sifford, at
(202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Ms. April Sifford
      Mr. Ryan Milne
	Mr. Ken Schuler


Mr. Roland M. Larsen
Royal Standard Minerals, Inc.
September 16, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010